January 2, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Force Energy Corp.

I was previously the independent registered public accounting firm for Force Energy Corp. Under the date of February 12 2012, I reported on the financial statements of Force Energy Corp. as of November 30, 2011 and 2010, and for each of the two years in the period ended November 30, 2011 and for the period from November 1, 2006 (inception) to November 30, 2011.

Effective November 29, 2012 I was dismissed as the independent registered public accounting firm. I have read Force Energy Corp.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Force Energy Corp.’s Form 8-K dated November 29, 2012 to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s/ John Kinross-Kennedy

JOHN KINROSS-KENNEDY